UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                                Ultrak, Inc.
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                              (Name of Issuer)

                               Common Stock,
                              $0.01 par value
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                       (Title of Class of Securities)

                                 903898401
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                               (CUSIP Number)

                          Thomas F. Larkins, Esq.
                        Honeywell International Inc.
                             101 Columbia Road
                               P.O. Box 4000
                            Morristown, NJ 07962
                               (973) 455-2000

                              With a Copy to:
                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                              November 8, 2002
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

                               SCHEDULE 13D

CUSIP No. 903898401

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        HONEYWELL INTERNATIONAL INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (SEE INSTRUCTIONS)                                   (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

        N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           8,223,063[FN1]

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10. SHARED DISPOSITIVE POWER

                        -0-

11. AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,223,063[FN1]

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        44.2%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO


[FN1] See Item 5 hereof.

                               INTRODUCTION

          This statement amends the Schedule 13D filed on August 19, 2002 (the "Schedule 13D") by Honeywell International Inc., a Delaware corporation ("Honeywell"), with respect to the shares of common stock, $0.01 par value ("Company Common Stock"), of Ultrak, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously provided on the Schedule 13D.

1.      ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING
        INFORMATION:

ITEM 5. INTERESTS IN SECURITIES OF THE COMPANY.

          In an amendment to Schedule 13D filed on November 7, 2002, with the Securities and Exchange Commission ("SEC") by George K. Broady, Mr. Broady disclosed that he beneficially owned an additional 119,718 shares of Company Common Stock that had not been disclosed to Honeywell at the time the Voting Agreements were executed (the "Additional Broady Shares").

          In connection with the Company's preparation of its Proxy Statement for the stockholders' meeting to approve the sale of certain assets of the Company and the Company Subsidiaries to Honeywell, the Company disclosed to Honeywell that Niklaus F. Zenger continued to have the right to purchase 293,789 shares of Company Common Stock at $1.90 per share (the "Zenger Option Shares") pursuant to a Stock Purchase Agreement, dated as of September 27, 2001, between the Company and Mr. Zenger.

          Although the Additional Broady Shares and the Zenger Option
Shares are not set forth on Schedule A of the Voting Agreement to which Mr. Broady and Mr. Zenger are a party, the Additional Broady Shares and the Zenger Option Shares (if Mr. Zenger exercises his option and acquires those shares) are nevertheless subject to the Voting Agreements pursuant to the terms of the Voting Agreement to which Mr. Broady and Mr. Zenger are a party. Therefore, Honeywell may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share with the Stockholders party to the Voting Agreements the direct or indirect power to vote, or to direct the voting of, an aggregate of 8,223,063 shares of Company Common Stock[FN2]. Such shares (including options and warrants) collectively represent approximately 44.2% of the issued and outstanding shares of Company Common Stock on a fully diluted basis. The foregoing calculations assume that (i) 14,046,588 shares of Company Common Stock were outstanding on November 8, 2002, as represented by the Company in its Preliminary Proxy Statement filed with the SEC on November 8, 2002, and (ii) each share of Company Preferred Stock until redeemed or converted has voting rights equal to 16.667 shares of Company Common Stock, as set forth in the Company's Certificate of Incorporation.


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[FN2]    This number includes the options owned by Broady and Zenger and the warrants owned by Broady; however, to date such options and warrants remain unexercised and Honeywell has no right to direct the exercise of any of them. Honeywell may be deemed for purposes of Rule 13d-3 under the Exchange Act to share with Broady and/or Zenger, as the case may be, the direct or indirect power to vote, or to direct the voting of, any shares of Company Common Stock resulting from the exercise of any of such options or warrants.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                            HONEYWELL INTERNATIONAL INC.



                                             By:  /s/ Thomas F. Larkins
                                                -----------------------------
                                                Name:  Thomas F. Larkins
                                                Title: Vice President and
                                                       Corporate Secretary


Dated: November 14, 2002